UNITED STATES SECURITIES AND EXCHANGE

COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2025

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Banco Bilbao Vizcaya Argentaria, S.A. (“BBVA”), in compliance with the Securities Market legislation, hereby proceeds to notify the following:

INSIDE INFORMATION

Pursuant to the terms and conditions of BBVA’s $1,000,000,000 Series 9 Non-Step-Up Non-Cumulative Contingent Convertible Perpetual Preferred Tier 1 Securities (ISIN US05946KAG67, CUSIP No. 05946K AG6, Common Code 205061932) (the “Preferred Securities”), issued on 5 September 2019, having obtained the prior consent of the European Central Bank, BBVA hereby announces its irrevocable decision to redeem in whole the Preferred Securities on 5 March 2025 (the “Redemption Date”), which coincides with the First Reset Date of the Preferred Securities, as defined in the terms and conditions thereof.

The redemption price per Preferred Security shall be $203,250 (the “Redemption Price”), which equals $200,000 per Preferred Security plus, if applicable, where not cancelled or deemed cancelled pursuant to, or otherwise subject to, the limitations on payment set out in the indenture pursuant to which the Preferred Securities were issued, an amount equal to any accrued and unpaid distributions for the then current distribution period to (but excluding) the Redemption Date.

On the Redemption Date, the Redemption Price will, subject to the satisfaction of the conditions set forth in the indenture pursuant to which the Preferred Securities were issued, become due and payable upon each Preferred Security being redeemed, and Distributions will cease to accrue on or after that date.

The redemption payment will be made upon presentation and surrender of the Preferred Securities to The Bank of New York Mellon, acting through its London Branch, as Principal Paying Agent for the Preferred Securities, at the address below:

The Bank of New York Mellon

240 Greenwich Street

New York, New York 10286

United States

Attn: Bond Redemption Unit

Preferred Securities held through The Depository Trust Company (“DTC”) should be surrendered for redemption in accordance with DTC’s procedures therefor.

Madrid, 28 January 2025

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.
Date: January 28, 2025
By: /s/ José María Caballero Cobacho

Name: José María Caballero Cobacho

Title: Global ALM Director